Exhibit 2

First Quarter Results 2023

6th Street Viaduct, Los Angeles, United States

Built with Vertua Concrete, part of our Vertua family of sustainable products

Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange (CPO) Ticker: CEMEX.CPO Ratio of CEMEXCPO to CX = 10:1	Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - March				First Quarter
				l-t-l				l-t-l
	2023	2022	% var	% var	2023	2022	% var	% var
Consolidated cement volume	14,402	15,776	(9%)		14,402	15,776	(9%)
Consolidated ready-mix volume	11,706	12,165	(4%)		11,706	12,165	(4%)
Consolidated aggregates volume	32,251	33,867	(5%)		32,251	33,867	(5%)

Net sales	4,036	3,725	8%	9%	4,036	3,725	8%	9%
Gross profit	1,290	1,149	12%	12%	1,290	1,149	12%	12%
as % of Net sales	32.0%	30.9%	1.1pp		32.0%	30.9%	1.1pp
Operating earnings before other income and expenses, net	435	406	7%	5%	435	406	7%	5%
as % of Net sales	10.8%	10.9%	(0.1pp )		10.8%	10.9%	(0.1pp )
SG&A expenses as % of Net sales	8.8%	7.7%	1.1pp		8.8%	7.7%	1.1pp
Controlling interest net income (loss)	225	198	14%		225	198	14%
Operating EBITDA	733	685	7%	6%	733	685	7%	6%
as % of Net sales	18.2%	18.4%	(0.2pp )		18.2%	18.4%	(0.2pp )

Free cash flow after maintenance capital expenditures	(55)	(175)	69%		(55)	(175)	69%
Free cash flow	(141)	(251)	44%		(141)	(251)	44%

Total debt	7,862	8,963	(12%)		7,862	8,963	(12%)
Earnings (loss) of continuing operations per ADS	0.15	0.12	22%		0.15	0.12	22%
Fully diluted earnings (loss) of continuing operations per ADS (1)	0.15	0.12	22%		0.15	0.12	22%
Average ADSs outstanding	1,476	1,489	(1%)		1,476	1,489	(1%)
Employees	43,718	46,535	(6%)		43,718	46,535	(6%)

This information does not include discontinued operations. Please see page 14 of this report for additional information.

Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.

In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.

Please refer to page 13 for end-of quarter CPO-equivalent units outstanding.

Consolidated net sales in the first quarter of 2023 reached US$4.0 billion, an increase of 9% on a like-to-like basis, compared to the first quarter of 2022. Higher prices in local currency terms in all regions were the main drivers of our top line growth.

Cost of sales, as a percentage of Net sales, decreased by 1.1pp to 68.0% during the first quarter of 2023, from 69.1% in the same period last year, mainly driven by pricing and easing cost headwinds.

Operating expenses, as a percentage of Net sales, increased by 1.2pp to 21.2% during the first quarter of 2023 compared with the same period last year, mainly due to higher administrative expenses.

Operating EBITDA in the first quarter of 2023 reached US$733 million, increasing 6% on a like-to-like basis, driven by pricing, easing cost headwinds, as well as incremental contributions from our growth investments and Urbanization Solutions business. EBITDA was higher in three of our four regions, with the US and Europe growing double-digit, and Mexico increasing high single-digit.

Operating EBITDA margin decreased by 0.2pp from 18.4% in the first quarter of 2022 to 18.2% this quarter, but significantly increased on a sequential basis by 1.9pp. The year-over-year contraction was the lowest since 4Q21.

Controlling interest net income (loss) resulted in an income of US$225 million in the first quarter of 2023 versus an income of US$198 million in the same quarter of 2022. The higher income primarily reflects a positive variation in foreign exchange results and minority interests, as well as a higher operating income.

2023 First Quarter Results	Page 2

Operating results

Mexico

	January - March				First Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	1,097	881	25%	13%	1,097	881	25%	13%
Operating EBITDA	344	286	20%	9%	344	286	20%	9%
Operating EBITDA margin	31.4%	32.5%	(1.1pp )		31.4%	32.5%	(1.1pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(3%)	(3%)	10%	10%	6%	6%
Price (USD)	29%	29%	37%	37%	32%	32%
Price (local currency)	17%	17%	24%	24%	20%	20%

Our Mexican operations delivered strong results, with double-digit growth in Sales and high single-digit increase in EBITDA. EBITDA rose for the second consecutive quarter, while EBITDA margin increased sequentially by 4.7pp, the first sequential margin expansion in four quarters.

Our low single-digit cement volume decline reflects market share loss in bagged cement as a result of our pricing strategy. Bulk cement and ready-mix volumes continued to grow double-digit, while aggregate volumes rose mid single-digit, reflecting the dynamism of formal construction in the country.

The alternative fuel substitution rate reached a record in Mexico of 42% with some plants reaching levels of up to 77%.

United States

	January - March				First Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	1,255	1,196	5%	5%	1,255	1,196	5%	5%
Operating EBITDA	230	200	15%	15%	230	200	15%	15%
Operating EBITDA margin	18.3%	16.8%	1.5pp		18.3%	16.8%	1.5pp

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(19%)	(19%)	(12%)	(12%)	(15%)	(15%)
Price (USD)	22%	22%	24%	24%	30%	30%
Price (local currency)	22%	22%	24%	24%	30%	30%

In the United States, despite significant weather challenges in most of our markets and a strong 1Q22 comparison base, EBITDA rose to US$230 million, a record first quarter result1, representing a 15% increase. Volumes declined double digits primarily due to severe winter weather in much of our portfolio. We estimate the impact of weather conditions on cement volumes explains ~60% of the decline. EBITDA margin expanded, benefiting from higher prices and lower imports. On the pricing side, first quarter price increases were successful, with additional price increases announced for third quarter.

(1)	On a reported basis since 2006

2023 First Quarter Results	Page 3

Operating results

Europe, Middle East, Africa and Asia

	January - March				First Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	1,234	1,185	4%	14%	1,234	1,185	4%	14%
Operating EBITDA	148	145	2%	15%	148	145	2%	15%
Operating EBITDA margin	12.0%	12.3%	(0.3pp )		12.0%	12.3%	(0.3pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(10%)	(10%)	(3%)	(3%)	(1%)	(1%)
Price (USD)	16%	16%	9%	9%	3%	3%
Price (local currency) (*)	29%	29%	17%	17%	10%	10%

EMEA delivered strong financial results, with Sales and EBITDA growing double-digit despite a tough comparative base and a challenging volume backdrop. As a result of first quarter price announcements, pricing momentum continued, with regional sequential increases of between 8% and 10% for all products.

EBITDA in Europe grew 46% while margin rose 2.5pp, reflecting not only our pricing efforts and carbon strategy, but also the strong contribution from our growth investments and Urbanization Solutions business. Pricing traction continued, with sequential increases of between 9% and 14%.

In the Philippines, cement volumes declined 16% during the first quarter mainly due to continued macro challenges and bad weather, as well as a difficult comparison base. Domestic cement prices were 5% higher in first quarter in local currency terms and remained stable sequentially. On a like-to-like basis, Sales in the country decreased 11% during the quarter, while EBITDA and EBITDA margin declined by 65% and 16.6pp respectively, mainly due to higher energy costs. The expected date of completion of the new line of our Solid Cement Plant is first quarter 2024.

In Middle East and Africa, EBITDA grew double-digit mainly driven by Egypt, which showed strong pricing and EBITDA margin performance.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 First Quarter Results	Page 4

Operating results

South, Central America and the Caribbean

	January - March				First Quarter
	2023	2022	% var	l-t-l % var	2023	2022	% var	l-t-l % var
Net sales	411	416	(1%)	4%	411	416	(1%)	4%
Operating EBITDA	84	109	(23%)	(21%)	84	109	(23%)	(21%)
Operating EBITDA margin	20.4%	26.3%	(5.9pp )		20.4%	26.3%	(5.9pp )

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates
Year-over-year percentage variation	January - March	First Quarter	January - March	First Quarter	January - March	First Quarter
Volume	(8%)	(8%)	(1%)	(1%)	2%	2%
Price (USD)	6%	6%	6%	6%	7%	7%
Price (local currency) (*)	11%	11%	21%	21%	22%	22%

Net sales in the South, Central America and Caribbean region grew 4% driven by a disciplined pricing strategy. Cement volumes remained pressured by weak bagged cement demand, while bulk cement continued to grow supported by the formal sector, mainly in the infrastructure and tourism segments. The decline in EBITDA and EBTIDA margin resulted primarily from higher energy and maintenance costs, and lower cement volumes.

In Colombia, cement volumes declined mid single-digit, largely attributable to a slow start of the year in formal construction activity and weak bagged cement demand. Cement prices picked up momentum with a double-digit sequential price increase.

In the Dominican Republic, cement volumes declined due to a drop in retail cement demand, while ready-mix volumes posted double-digit growth mainly related to recovery in the formal segment.

(*)	Calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 First Quarter Results	Page 5

Operating results

Operating EBITDA and free cash flow

	January - March			First Quarter
	2023	2022	% var	2023	2022	% var
Operating earnings before other income and expenses, net	435	406	7%	435	406	7%
+ Depreciation and operating amortization	298	279		298	279

Operating EBITDA	733	685	7%	733	685	7%
- Net financial expense	144	127		144	127
- Maintenance capital expenditures	156	181		156	181
- Change in working capital	454	487		454	487
- Taxes paid	84	50		84	50
- Other cash items (net)	(51)	17		(51)	17
- Free cash flow discontinued operations	—	(3)		—	(3)

Free cash flow after maintenance capital expenditures	(55)	(175)	69%	(55)	(175)	69%
- Strategic capital expenditures	86	76		86	76

Free cash flow	(141)	(251)	44%	(141)	(251)	44%

In millions of U.S. dollars, except percentages.

FCF after maintenance capex for the first quarter of 2023 was higher than the prior year mainly due to higher fixed asset sales, increasing EBITDA, as well as lower working capital and maintenance capex.

Information on debt

				Fourth Quarter
	First Quarter					First Quarter
	2023	2022	% var	2022		2023	2022
Total debt (1)	7,862	8,963	(12%)	8,147	Currency denomination
Short-term	4%	4%		4%	U.S. dollar	77%	85%
Long-term	96%	96%		96%	Euro	14%	7%
Cash and cash equivalents	758	593	28%	495	Mexican peso	4%	3%

Net debt	7,104	8,370	(15%)	7,652	Other	4%	5%

Consolidated net debt (2)	7,157	8,266		7,620	Interest rate(3)

Consolidated leverage ratio (2)	2.62	2.83		2.84	Fixed	74%	86%
Consolidated coverage ratio (2)	6.38	6.60		6.27	Variable	26%	14%

In millions of U.S. dollars, except percentages and ratios.

(1)	Includes leases, in accordance with International Financial Reporting Standards (IFRS).
(2)	Calculated in accordance with our contractual obligations under our main bank debt agreements.
(3)	Includes the effect of our interest rate derivatives, as applicable.

2023 First Quarter Results	Page 6

Operating results

Consolidated Statement of Operations & Statement of Financial Position

CEMEX, S.A.B. de C.V. and Subsidiaries

(Thousands of U.S. dollars, except per ADS amounts)

	January - March				First Quarter
				like-to-like				like-to-like
	2023	2022	% var	% var	2023	2022	% var	% var
STATEMENT OF OPERATIONS
Net sales	4,035,801	3,724,620	8%	9%	4,035,801	3,724,620	8%	9%
Cost of sales	(2,746,129)	(2,575,495)	(7%)		(2,746,129)	(2,575,495)	(7%)

Gross profit	1,289,672	1,149,125	12%	12%	1,289,672	1,149,125	12%	12%
Operating expenses	(854,716)	(743,118)	(15%)		(854,716)	(743,118)	(15%)

Operating earnings before other income and expenses, net	434,955	406,007	7%	5%	434,955	406,007	7%	5%
Other expenses, net	8,240	(21,154)	N/A		8,240	(21,154)	N/A

Operating earnings	443,196	384,853	15%		443,196	384,853	15%
Financial expense	(132,059)	(118,407)	(12%)		(132,059)	(118,407)	(12%)
Other financial income (expense), net	31,451	(24,208)	N/A		31,451	(24,208)	N/A
Financial income	6,852	3,695	85%		6,852	3,695	85%
Results from financial instruments, net	(9,706)	(2,074)	(368%)		(9,706)	(2,074)	(368%)
Foreign exchange results	58,063	(10,477)	N/A		58,063	(10,477)	N/A
Effects of net present value on assets and liabilities and others, net	(23,758)	(15,352)	(55%)		(23,758)	(15,352)	(55%)
Equity in gain (loss) of associates	7,933	5,401	47%		7,933	5,401	47%

Income (loss) before income tax	350,520	247,638	42%		350,520	247,638	42%
Income tax	(130,694)	(51,992)	(151%)		(130,694)	(51,992)	(151%)

Profit (loss) of continuing operations	219,827	195,646	12%		219,827	195,646	12%
Discontinued operations	(0)	12,158	N/A		(0)	12,158	N/A

Consolidated net income (loss)	219,827	207,805	6%		219,827	207,805	6%
Non-controlling interest net income (loss)	(5,619)	9,720	N/A		(5,619)	9,720	N/A

Controlling interest net income (loss)	225,446	198,084	14%		225,446	198,084	14%

Operating EBITDA	732,668	685,288	7%	6%	732,668	685,288	7%	6%
Earnings (loss) of continued operations per ADS	0.15	0.12	22%		0.15	0.12	22%
Earnings (loss) of discontinued operations per ADS	0.00	0.01	(100%)		0.00	0.01	(100%)

	As of March 31
	2023	2022	% var
STATEMENT OF FINANCIAL POSITION
Total assets	27,488,331	27,176,873	1%
Cash and cash equivalents	757,806	592,863	28%
Trade receivables less allowance for doubtful accounts	1,909,796	1,793,924	6%
Other accounts receivable	525,142	580,605	(10%)
Inventories, net	1,767,411	1,393,335	27%
Assets held for sale	50,875	146,674	(65%)
Other current assets	139,373	139,446	(0%)
Current assets	5,150,403	4,646,847	11%
Property, machinery and equipment, net	11,639,315	11,354,360	3%
Other assets	10,698,612	11,175,666	(4%)

Total liabilities	15,353,809	16,660,504	(8%)
Current liabilities	5,625,457	5,393,802	4%
Long-term liabilities	6,609,193	7,669,721	(14%)
Other liabilities	3,119,159	3,596,982	(13%)

Total stockholder’s equity	12,134,522	10,516,369	15%
Common stock and additional paid-in capital	7,686,469	7,810,104	(2%)
Other equity reserves	(2,224,636)	(2,284,690)	3%
Subordinated notes	1,885,258	948,842	99%
Retained earnings	4,471,227	3,585,506	25%
Non-controlling interest	316,204	456,607	(31%)

2023 First Quarter Results	Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - March				First Quarter
				like-to-like				like - to-like
	2023	2022	% var	% var	2023	2022	% var	% var
NET SALES
Mexico	1,097,044	880,700	25%	13%	1,097,044	880,700	25%	13%
U.S.A.	1,254,960	1,196,130	5%	5%	1,254,960	1,196,130	5%	5%
Europe, Middle East, Asia and Africa	1,234,241	1,185,165	4%	14%	1,234,241	1,185,165	4%	14%
Europe	860,069	791,048	9%	14%	860,069	791,048	9%	14%
Philippines	84,861	102,038	(17%)	(11%)	84,861	102,038	(17%)	(11%)
Middle East and Africa	289,312	292,079	(1%)	21%	289,312	292,079	(1%)	21%
South, Central America and the Caribbean	411,112	416,109	(1%)	4%	411,112	416,109	(1%)	4%
Others and intercompany eliminations	38,444	46,515	(17%)	(19%)	38,444	46,515	(17%)	(19%)

TOTAL	4,035,801	3,724,620	8%	9%	4,035,801	3,724,620	8%	9%

GROSS PROFIT
Mexico	526,231	415,955	27%	15%	526,231	415,955	27%	15%
U.S.A.	347,386	297,313	17%	17%	347,386	297,313	17%	17%
Europe, Middle East, Asia and Africa	269,719	270,427	(0%)	10%	269,719	270,427	(0%)	10%
Europe	194,156	172,712	12%	18%	194,156	172,712	12%	18%
Philippines	18,316	38,803	(53%)	(50%)	18,316	38,803	(53%)	(50%)
Middle East and Africa	57,246	58,912	(3%)	27%	57,246	58,912	(3%)	27%
South, Central America and the Caribbean	126,784	152,481	(17%)	(13%)	126,784	152,481	(17%)	(13%)
Others and intercompany eliminations	19,552	12,948	51%	163%	19,552	12,948	51%	163%

TOTAL	1,289,672	1,149,125	12%	12%	1,289,672	1,149,125	12%	12%

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET
Mexico	293,452	246,457	19%	7%	293,452	246,457	19%	7%
U.S.A.	111,765	81,719	37%	37%	111,765	81,719	37%	37%
Europe, Middle East, Asia and Africa	67,547	62,737	8%	28%	67,547	62,737	8%	28%
Europe	37,843	16,626	128%	139%	37,843	16,626	128%	139%
Philippines	976	19,136	(95%)	(97%)	976	19,136	(95%)	(97%)
Middle East and Africa	28,727	26,975	6%	49%	28,727	26,975	6%	49%
South, Central America and the Caribbean	62,981	88,578	(29%)	(27%)	62,981	88,578	(29%)	(27%)
Others and intercompany eliminations	(100,790)	(73,484)	(37%)	(29%)	(100,790)	(73,484)	(37%)	(29%)

TOTAL	434,955	406,007	7%	5%	434,955	406,007	7%	5%

2023 First Quarter Results	Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of Net sales.

	January - March				First Quarter
				like-to-like				like-to-like
	2023	2022	% var	% var	2023	2022	% var	% var
OPERATING EBITDA
Mexico	344,401	285,938	20%	9%	344,401	285,938	20%	9%
U.S.A.	229,835	200,426	15%	15%	229,835	200,426	15%	15%
Europe, Middle East, Asia and Africa	147,599	145,378	2%	15%	147,599	145,378	2%	15%
Europe	96,852	69,470	39%	46%	96,852	69,470	39%	46%
Philippines	9,896	28,910	(66%)	(65%)	9,896	28,910	(66%)	(65%)
Middle East and Africa	40,851	46,999	(13%)	18%	40,851	46,999	(13%)	18%
South, Central America and the Caribbean	83,979	109,255	(23%)	(21%)	83,979	109,255	(23%)	(21%)
Others and intercompany eliminations	(73,146)	(55,709)	(31%)	(20%)	(73,146)	(55,709)	(31%)	(20%)

TOTAL	732,668	685,288	7%	6%	732,668	685,288	7%	6%

OPERATING EBITDA MARGIN
Mexico	31.4%	32.5%			31.4%	32.5%
U.S.A.	18.3%	16.8%			18.3%	16.8%
Europe, Middle East, Asia and Africa	12.0%	12.3%			12.0%	12.3%
Europe	11.3%	8.8%			11.3%	8.8%
Philippines	11.7%	28.3%			11.7%	28.3%
Middle East and Africa	14.1%	16.1%			14.1%	16.1%
South, Central America and the Caribbean	20.4%	26.3%			20.4%	26.3%

TOTAL	18.2%	18.4%			18.2%	18.4%

2023 First Quarter Results	Page 9

Operating results

Volume Summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - March			First Quarter
	2023	2022	% var	2023	2022	% var
Consolidated cement volume (1)	14,402	15,776	(9%)	14,402	15,776	(9%)
Consolidated ready-mix volume	11,706	12,165	(4%)	11,706	12,165	(4%)
Consolidated aggregates volume (2)	32,251	33,867	(5%)	32,251	33,867	(5%)

Per-country volume summary

	January - March	First Quarter	First Quarter 2023 vs.
	2023 vs. 2022	2023 vs. 2022	Fourth Quarter 2022
DOMESTIC GRAY CEMENT VOLUME
Mexico	(3%)	(3%)	(9%)
U.S.A.	(19%)	(19%)	(7%)
Europe, Middle East, Asia and Africa	(10%)	(10%)	(10%)
Europe	(9%)	(9%)	(13%)
Philippines	(16%)	(16%)	(2%)
Middle East and Africa	(6%)	(6%)	(10%)
South, Central America and the Caribbean	(8%)	(8%)	1%
READY-MIX VOLUME
Mexico	10%	10%	(5%)
U.S.A.	(12%)	(12%)	(1%)
Europe, Middle East, Asia and Africa	(3%)	(3%)	(3%)
Europe	(8%)	(8%)	(5%)
Philippines	N/A	N/A	N/A
Middle East and Africa	5%	5%	(1%)
South, Central America and the Caribbean	(1%)	(1%)	(5%)
AGGREGATES VOLUME
Mexico	6%	6%	(8%)
U.S.A.	(15%)	(15%)	(3%)
Europe, Middle East, Asia and Africa	(1%)	(1%)	(4%)
Europe	(1%)	(1%)	(5%)
Philippines	N/A	N/A	N/A
Middle East and Africa	0%	0%	1%
South, Central America and the Caribbean	2%	2%	(3%)

(1)	Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar, and clinker.
(2)	Consolidated aggregates volumes include aggregates from our marine business in the UK.

2023 First Quarter Results	Page 10

Operating results

Price Summary

Variation in U.S. dollars

	January - March	First Quarter	First Quarter 2023 vs.
	2023 vs. 2022	2023 vs. 2022	Fourth Quarter 2022
DOMESTIC GRAY CEMENT PRICE
Mexico	29%	29%	14%
U.S.A.	22%	22%	4%
Europe, Middle East, Asia and Africa (*)	16%	16%	11%
Europe (*)	29%	29%	18%
Philippines	(1%)	(1%)	3%
Middle East and Africa (*)	(16%)	(16%)	(7%)
South, Central America and the Caribbean (*)	6%	6%	8%
READY-MIX PRICE
Mexico	37%	37%	19%
U.S.A.	24%	24%	5%
Europe, Middle East, Asia and Africa (*)	9%	9%	10%
Europe (*)	16%	16%	15%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	0%	0%	2%
South, Central America and the Caribbean (*)	6%	6%	16%
AGGREGATES PRICE
Mexico	32%	32%	15%
U.S.A.	30%	30%	8%
Europe, Middle East, Asia and Africa (*)	3%	3%	11%
Europe (*)	4%	4%	12%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	(2%)	(2%)	5%
South, Central America and the Caribbean (*)	7%	7%	7%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 First Quarter Results	Page 11

Operating results

Variation in Local Currency

	January - March 2023 vs. 2022	First Quarter 2023 vs. 2022	First Quarter 2023 vs. Fourth Quarter 2022
DOMESTIC GRAY CEMENT PRICE
Mexico	17%	17%	7%
U.S.A.	22%	22%	4%
Europe, Middle East, Asia and Africa (*)	29%	29%	10%
Europe (*)	35%	35%	14%
Philippines	5%	5%	(0%)
Middle East and Africa (*)	39%	39%	10%
South, Central America and the Caribbean (*)	11%	11%	7%
READY-MIX PRICE
Mexico	24%	24%	11%
U.S.A.	24%	24%	5%
Europe, Middle East, Asia and Africa (*)	17%	17%	8%
Europe (*)	21%	21%	10%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	13%	13%	5%
South, Central America and the Caribbean (*)	21%	21%	15%
AGGREGATES PRICE
Mexico	20%	20%	8%
U.S.A.	30%	30%	8%
Europe, Middle East, Asia and Africa (*)	10%	10%	8%
Europe (*)	10%	10%	9%
Philippines	N/A	N/A	N/A
Middle East and Africa (*)	10%	10%	7%
South, Central America and the Caribbean (*)	22%	22%	5%

(*)	Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates.

2023 First Quarter Results	Page 12

Other information

Operating expenses

The following table shows the breakdown of operating expenses for the period presented.

	January - March		First Quarter
In thousands of US dollars	2023	2022	2023	2022
Administrative expenses	275,726	215,021	275,726	215,021
Selling expenses	79,613	72,478	79,613	72,478
Distribution and logistics expenses	446,696	411,456	446,696	411,456
Operating expenses before depreciation	802,034	698,955	802,034	698,955
Depreciation in operating expenses	52,682	44,163	52,682	44,163
Operating expenses	854,716	743,118	854,716	743,118
As % of Net sales
Administrative expenses	6.8%	5.8%	6.8%	5.8%
SG&A expenses	8.8%	7.7%	8.8%	7.7%

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,487,786,971

End-of-quarter outstanding CPO-equivalents	14,487,786,971

For purposes of this report, outstanding CPO-equivalents equal the total number of Series A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of March 31, 2023, were 20,541,277.

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX’s derivative instruments as of the last day of each quarter presented.

	First Quarter				Fourth Quarter
	2023		2022		2022
In millions of US dollars	Notional amount	Fair value	Notional amount	Fair value	Notional amount	Fair value
Exchange rate derivatives (1)	1,495	(94)	1,842	1	1,337	(30)
Interest rate swaps (2)	1,040	41	1,313	31	1,018	54
Fuel derivatives	161	(1)	117	68	136	8

	2,696	(54)	3,272	100	2,491	32

1)

The exchange rate derivatives are used to manage currency exposures arising from regular operations, net investment hedge and forecasted transactions. As of March 31, 2023, the derivatives related to the net investment hedge represent a notional amount of US$995 million.

2)	Interest-rate swap derivatives related to bank loans.

Under IFRS, companies are required to recognize the fair value of all derivative financial instruments on the balance sheet as financial assets or liabilities, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in such cases, changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement. Moreover, in transactions related to net investment hedges, changes in fair market value are recorded directly in equity as part of the currency translation effect and are reclassified to the income statement only in the case of a disposal of the net investment. As of March 31, 2023, in connection with its derivatives portfolio’s fair market value recognition, CEMEX recognized a negative change in mark to market as compared to 4Q22 which increased its net financial liabilities by US$54 million.

2023 First Quarter Results	Page 13

Other information

Discontinued operations

On October 25, 2022, CEMEX successfully concluded a partnership with Advent International (“Advent”). As part of the partnership, Advent acquired a 65% stake in Neoris for US$119 million from CEMEX. While surrendering control to Advent, CEMEX retained a 34.8% stake and remained a key strategic partner and customer of Neoris. CEMEX’s retained 34.8% stake in Neoris is subsequently accounted for under the equity method. Neoris’ results for the three-month period ended March 31, 2022, are reported in CEMEX’s income statements, net of income tax, in the single line item “Discontinued operations.”

On August 31, 2022, CEMEX concluded with affiliates of Cementos Progreso Holdings, S.L. the sale of its operations in Costa Rica and El Salvador, for a total consideration related to the aggregate majority ownership of US$325 million. The assets divested consisted of one cement plant, one grinding station, seven ready-mix plants, one aggregates quarry, as well as one distribution center in Costa Rica and one distribution center in El Salvador. As of March 31, 2022, the assets and liabilities associated with these operations are presented in the Statement of Financial Position within the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale”. CEMEX’s operations of these assets for the three-month period ended March 31, 2022, are reported in CEMEX’s income statements, net of income tax, in the single line item “Discontinued operations.”

The following table presents condensed combined information of the income statements for the three-month period ended March 31, 2022, for CEMEX’s discontinued operations in: NEORIS; and Costa Rica and El Salvador:

STATEMENT OF OPERATIONS	Jan-Mar		First Quarter
(Millions of U.S. dollars)	2023	2022	2023	2022
Sales	—	81	—	81
Cost of sales, operating expenses, and other expenses, net	—	(73)	—	(73)
Interest expense, net, and others	—	8	—	8

Income (loss) before income tax	—	16	—	16

Income tax	—	(4)	—	(4)

Income (loss) from discontinued operations	—	12	—	12

Net gain (loss) on sale	—	81	—	81

Net result from discontinued operations	—	(73)	—	(73)

Relevant accounting effects included in the reported financial statements

During the fourth quarter of 2022, CEMEX recognized non-cash impairment charges in the statement of operations for an aggregate amount of US$442 million within the line-item other expenses, net, of which US$365 million refer to impairment of goodwill and US$77 million refer to impairment of property, machinery and equipment. The impairment losses of goodwill refer to CEMEX operating segments in the United States for US$273 million and Spain for US$92 million, which reduced the line item of goodwill in the statement of financial position. Moreover, the impairment losses of property, machinery and equipment relate mainly also to CEMEX’s businesses in the United States and Spain.

The impairment losses of goodwill are mainly related to the significant increase in the discount rates as compared to 2021 and the resulting significant decrease in the CEMEX’s projected cash flows in these operating segments considering the global high inflationary environment, which increased the risk-free rates, and the material increase in the funding cost observed in the industry during the period. These negative effects more than offset the expected improvements in the estimated Operating EBITDA generation in both of CEMEX’s businesses in the United States and Spain. These non-cash impairment losses did not impact CEMEX’s liquidity, Operating EBITDA and cash taxes payable. Nevertheless, it decreased CEMEX’s total assets and equity and generated net losses in the fourth quarter.

2023 First Quarter Results	Page 14

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

Breakdown of regions and subregions

The South, Central America and the Caribbean region includes CEMEX’s operations in Bahamas, Colombia, the Dominican Republic, Guatemala, Guyana, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

The EMEA region includes Europe, Middle East, Asia, and Africa.

Asia subregion includes our Philippines operations.

Europe subregion includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

Middle East and Africa subregion include the United Arab Emirates, Egypt, and Israel.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance, and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equal investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other income and expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products and services

SG&A expenses equal selling and administrative expenses

Strategic capital expenditures equal investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder’s equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - March		First Quarter		First Quarter
	2023	2022	2023	2022	2023	2022
	Average	Average	Average	Average	End of period	End of period
Mexican peso	18.39	20.32	18.39	20.32	18.03	19.88
Euro	0.9289	0.8959	0.9289	0.8959	0.9224	0.9038
British pound	0.8166	0.7509	0.8166	0.7509	0.8111	0.7610

Amounts provided in units of local currency per U.S. dollar.

2023 First Quarter Results	Page 15

Disclaimer

Except as the context otherwise may require, references in this report to “CEMEX,” “we,” “us” or “our” refer to CEMEX, S.A.B. de C.V. and its consolidated entities. The information included in this report contains, and other reports we will file or furnish in the future may contain, forward-looking statements within the meaning of the U.S. federal securities laws. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related CEMEX’s plans, objectives, expectations (financial or otherwise), and typically can be identified by the use of words such as “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed”, or other similar terms. Although CEMEX believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. These forward-looking statements reflect, as of the date on which such forward-looking statements are made, or unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks, uncertainties and assumptions that could cause actual results to differ materially from historical results or those anticipated in this report. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in CEMEX’s most recent annual report and those detailed from time to time in CEMEX’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: impact of pandemics, epidemics or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; the cyclical activity of the construction sector; our exposure to other sectors that impact our and our clients’ businesses, such as, but not limited to, the energy sector; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for private residential and private nonresidential construction; changes in our effective tax rate; competition in the markets in which we offer our products and services; general political, social, health, economic and business conditions in the markets in which we operate or that affect our operations and any significant economic, health, political or social developments in those markets, as well as any inherent risks to international operations; the regulatory environment, including environmental, energy, tax, labor, antitrust, and acquisition-related rules and regulations; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and other debt instruments and financial obligations, including our subordinated notes with no fixed maturity and other financial obligations; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; the impact of our below investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; loss of reputation of our brands; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products and generally meet our business strategy goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; changes in the economy that affect the demand for consumer goods, consequently affecting demand for our products and services; climate change, in particular reflected in weather conditions, including but not limited to, excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; terrorist and organized criminal activities as well as geopolitical events, such as war and armed conflicts, including the current war between Russia and Ukraine; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Any or all of CEMEX’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this report is subject to change without notice, but CEMEX is not under, and expressly disclaims, any obligation to update or correct the information contained in this report or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This report also includes statistical data regarding, but not limited to, the production, distribution, marketing and sale of cement, ready mix concrete, clinker, aggregates, and Urbanization Solutions. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources that were available as of the date of this report. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report.

UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS,

BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE

Copyright CEMEX, S.A.B. de C.V. and its subsidiaries

2023 First Quarter Results	Page 16